LIMITED LIABILITY COMPANY AGREEMENT

OF

FUNDIFY ACCELEVATE SOLUTIONS CFV I, LLC

This LIMITED LIABILITY COMPANY AGREEMENT(the "Agreement") of Fundify Accelevate Solutions CFV I, LLC, a Delaware limited liability company (the "Company") is entered into as of June 12, 2026, by and among the Company, Accelevate Solutions, a Delaware corporation ("Crowdfunding Issuer"), and any Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (each a "Member" and together, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them under Exhibit A.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") and Rule 100 of Regulation Crowdfunding.

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing the Securities issued by the Crowdfunding Issuer and shall issue Units (as defined herein) of non-voting common membership interests in parity with the Securities issued by the Crowdfunding Issuer acquired and held by the Company;

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, the Crowdfunding Issuer, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

1.1.   Name. The name of the Company is Fundify Accelevate Solutions CFV I, LLC.

Principal Office. The principal office of the Company is located at 4343 N. Scottsdale Rd, Suite 150 Scottsdale, AZ 85251, or such other location as may from time to time be determined by the Member. The Manager shall give prompt notice of any such change to each of the Members.

1.2.   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Formation shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the LLC Act and Applicable Law.

1.3.   Purpose; Powers.

(a)   The sole purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to raise capital in accordance with Regulation Crowdfunding by issuing Units to Members and utilizing the proceeds of Capital Contributions of the Members to acquire, hold, and dispose of a portion of the Securities (as defined herein) issued by the Crowdfunding Issuer in one or more offerings conducted by the Crowdfunding Issuer under Regulation Crowdfunding (collectively, the "Offering"), and to engage in any and all activities necessary or incidental thereto. That portion of the Securities held by, or issued in the name of, the Company is referred to herein as the "Acquired Securities."

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

1.4.   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

1.5.   Fiscal Year. The Company's Fiscal Year shall be the same as that of the Crowdfunding Issuer. If the Crowdfunding Issuer's fiscal year is undefined, the Company's Fiscal Year shall be the calendar year ending December 31.

1.6.   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company, including but not limited to any expenses relating to or arising from the Company's election to be taxed as a partnership pursuant to Section 8.2 herein, shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.4 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

2.1.   Members; Units.

(a)   Each Member's Interest in the Company shall be reflected in the books and records of the Company as Units. The names, mailing addresses, and Units of the Members are set out in Schedule I attached hereto (the "Members Schedule"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

(b)   The Company shall only issue one class of Units to Members, and such Units shall maintain parity with the Acquired Securities issued by the Crowdfunding Issuer acquired and held by the Company on a one-to-one basis between the number, denomination, type, and rights of the Acquired Securities. By way of illustration and not limitation, one unit of the Acquired Securities shall correspond to one Unit, consistent with Rule 3a-9.

2.2.   Capital Contributions; No Withdrawals.

(a)   The Members shall have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "Capital Contributions") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company, and no Member may make an additional Capital Contribution to the Company without the approval of the Manager. The Manager may withhold such approval in its sole and absolute discretion.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

2.3. <u>Failure to Contribute Required Capital</u>. If, after agreeing to make a Capital Contribution with the Company pursuant to Section 2.2(a), a Member fails to timely provide the Capital Contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's interest allocated to the Member for the Capital Contribution, or exercising any other right or remedy available at law or equity.

2.4. <u>Admission of Additional Members.</u>

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Units, subject to compliance with the provisions of Article VI, and in either case, following compliance with the provisions of Section 2.4(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance of additional securities of the same class or rights as when the Members were first admitted to the Company or a Transfer (including a Permitted Transfer) of Units, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Units.

2.5. <u>No Withdrawal; Death of Member</u>

(a) So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Units, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the LLC Act.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.4(b).

2.6. <u>Certification of Units</u>.

(a) The Company may, but shall not be required to, issue certificates evidencing Units of the Company.

(b) If the Manager shall issue certificates representing Units in accordance with Section 2.6(a), then, in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO
A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS
MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE

OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

2.7.   Meetings.

(a)   To the extent the Acquired Securities, and thus the Units, the LLC Act or other Applicable Law, provide the right to vote or require approval of the holders of the Units, meetings of the Members may be called by the Manager.

(b)   Written notice of each meeting shall be delivered to each Member in accordance with the notice period specified in the Crowdfunding Issuer's constitutive documents, or if no such period is specified, not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by the LLC Act or Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.7(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Units. Subject to Section 2.8, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.8 and Section 3.3, and any other provision of this Agreement, the LLC Act or other Applicable Law requiring the vote, consent, or approval of a different percentage of the Units, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Units.

2.8.   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.7, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT; VOTING; PASS-THROUGH

3.1.   Management of the Company. Subject to the provisions of Section 3.2, and except as otherwise provided by the LLC Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a- 9.

3.2.   Prohibited Company Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions required to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledging or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests other than the Acquired Securities.

(d)   Entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests other than the Acquired Securities.

3.3.   Actions with Respect to the Acquired Securities.

(a)   Units are non-voting. In the event of any Crowdfunding Issuer Action, the Manager shall: (i) promptly notify the Members of such Crowdfunding Issuer Action; (ii) provide or make available any proxy statements, disclosure documents, reports, or other materials provided by the Crowdfunding Issuer in connection therewith; and (iii) seek the direction of the Members prior to causing the Company to vote, consent, or otherwise act with respect to the Acquired Securities using a pass-through "mirror voting" mechanism; if a Member provides no instruction, such Member shall be deemed to have abstained. Any such notice of the Crowdfunding Issuer Action may be given, and any such materials may be delivered, to Members through medium selected by the Manager. To the extent Pass-Through Voting is provided,

Members shall vote directly in accordance with the procedures established by the Crowdfunding Issuer, and, if necessary, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take nonaction with respect to) the Acquired Securities, in connection with the Crowdfunding Issuer Action (by whatever means is sought by the Crowdfunding Issuer for the Crowdfunding Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; provided, however, that if Pass-Through Voting is not available, the Manager shall have the authority to vote, consent, approve, abstain, or otherwise act with respect to the Acquired Securities (x) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (y) in such other equitable manner consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b) Each Member hereby irrevocably appoints the Manager as its proxy and attorney- in-fact for the limited purpose of voting, consenting, abstaining, or otherwise taking action with respect to the Acquired Securities held in the name of the Company in accordance with this Section 3.3.

(c) Each Member shall have the right to direct the Company, through the Manager, to assert any rights under Applicable Law in respect of the Acquired Securities that such Member would have if such Member were a direct holder thereof; provided that any costs and expenses of asserting such rights shall be borne by the directing Member to the extent such costs would have been borne by such Member if holding the Acquired Securities directly.

(d) The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 3.3.

3.4. <u>Replacement and Resignation of Manager</u>. The Manager may not be removed by the Members, or voluntarily resign, except if required by Applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; provided, that the Manager may assign its obligations hereunder to any successor to the Crowdfunding Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise. Notwithstanding the foregoing, the Crowdfunding Issuer may, in its sole discretion, remove and/or replace the Manager at any time, with or without cause.

3.5. <u>Limitation of Duties</u>. To the fullest extent permitted by the LLC Act, the fiduciary duties of the Manager are eliminated and replaced with the contractual duties expressly set forth herein, including an obligation to act in good faith and not to engage in fraud, willful misconduct or knowing violation of law.

3.6. <u>No Separate Governance Rights</u>. The Members acknowledge and agree that the Company is a conduit vehicle and that, as such, the Members shall have no governance rights with respect to the Company other than: (a) the pass-through governance rights described in Article III; and (b) such other rights as are mandated by the LLC Act and cannot be waived or modified by this Agreement.

3.7. <u>Votes</u>. Any vote required pursuant to this Article III may be made in accordance with Section 2.7 or Section 2.8. Other than as contemplated in Section 3.3, as required under Rule 3a9, or as otherwise expressly contemplated herein or required under Applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

ARTICLE IV – ALLOCATIONS

4.1.   <u>Allocation of Profits and Losses</u>. All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the Treasury Regulations promulgated thereunder, or the successor provisions to such section and Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE V– DISTRIBUTIONS

5.1.   <u>Distributions</u>.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Acquired Securities, the Manager shall make such distributions promptly to the holders of the Units pro rata in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Units.

(b)   The Company may distribute all or a portion of the Acquired Securities or other Company property in kind. In the event of an in-kind distribution of Acquired Securities, each Member shall be deemed to have accepted and shall be bound by the governing documents applicable to such Acquired Securities, and as a condition precedent to receipt thereof, shall execute such joinders or other agreements as reasonably requested by the Manager to become bound by such governing documents.

(c)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the LLC Act or other Applicable Law.

ARTICLE VI – TRANSFERS

6.1.   <u>General Restrictions on Transfer</u>.

(a)   No Member shall Transfer all or any portion of its Units in the Company, except with the written consent of the Manager (a "<u>Permitted Transfer</u>"). No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.4 hereof (a "<u>Permitted Transferee</u>").

(b)   Notwithstanding any other provision of this Agreement (including Section 6.2), each Member agrees that it will not Transfer all or any portion of its Units, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other Applicable Law;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the LLC Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act or would otherwise result in the Company violating the conditions required to be a "crowdfunding

7

vehicle," and thus not an investment company, pursuant to Rule 3a-9 under the Investment Company Act, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Units for all purposes of this Agreement.

(d)   Except as provided in Section 2.4(b), no Transfer (including a Permitted Transfer) of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.4(b) hereof.

(e)   For the avoidance of doubt, any Transfer of Units permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Units in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Units," unless otherwise explicitly agreed to by the parties to such Transfer.

(f)   Notwithstanding the foregoing, Transfers effected through a secondary trading system or platform approved by the Manager and operated in compliance with Regulation Crowdfunding and applicable securities laws shall be deemed Permitted Transfers. Without limiting the foregoing, a Member may not Transfer any Units if such Transfer would have been prohibited under the Crowdfunding Issuer's constitutive documents if the Member had directly held the Acquired Securities attributable to its Units.

6.2.   <u>Further Restrictions on Transfer</u>.

(a)   During the one-year period beginning on the date on which it acquired its Units, a Member may not transfer such Units except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Unit holder's family or the equivalent, to a trust controlled by the Unit holder, to a trust created for the benefit of a member of the family of the Unit holder or equivalent, or in connection with the death or divorce of the Unit holder or other similar circumstance.

6.3.   <u>Drag Along</u>. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a bona fide offer to acquire all or substantially all of the Securities as part of a Sale of the Crowdfunding Issuer and the holders of the Securities approve such transaction in accordance with Applicable Law and the governing documents of the Crowdfunding Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Crowdfunding Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction and agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Crowdfunding Issuer constitutive documents, except as may be limited by Rule 3a-9.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

7.1. <u>No Personal Liability: Members; Manager</u>.

(a) Except as otherwise provided in the LLC Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the LLC Act, by Applicable Law, or expressly in this Agreement, the Manager will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

7.2. <u>Indemnification</u>.

(a) To the fullest extent permitted under the LLC Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "Losses") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.2 shall be provided by the Crowdfunding Issuer, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.2, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.2.

(c) For purposes of this Section 7.2, "Covered Person" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

8.1.   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer, with each Member acknowledging that the Company is subject to the provisions of the constitutive documents of the Crowdfunding Issuer and any documents or agreements as the Company may be required to execute in its acquisition of the Acquired Securities.

8.2.   Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. The Manager, in its sole and absolute discretion may make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3.

8.3.   Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of the Manager, or such Officer or Officers as the Manager may designate.

8.4.   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

9.1.   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The failure or withdrawal of the initial Offering if no closing has been effected under any prior Offering;

(b)   At any time when there are no Members;

(c)   The determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(d)   The sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(e)   Declaration of effectiveness of a registration statement covering the Acquired Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(f)   The entry of a decree of judicial dissolution under the LLC Act.

9.2. <u>Effectiveness of Dissolution</u>. Dissolution of the Company shall be effective on the day on which the event described in Section 9.1 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.3, and the Certificate of Formation shall have been cancelled as provided in Section 9.4.

9.3. <u>Liquidation</u>. If the Company is dissolved pursuant to Section 9.1, the Company shall be liquidated and its business and affairs wound up in accordance with the LLC Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "<u>Liquidator</u>"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Acquired Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Acquired Securities to the Unit holders.

(d) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

9.4. <u>Required Filings</u>. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the LLC Act.

ARTICLE X – MISCELLANEOUS

10.1. <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

10.2. <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

10.3. Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.4. Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 10.4 shall diminish the waiver described in Section 10.3.

10.5. Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

     (a)   when delivered by hand;

     (b)   when received by the addressee if sent by a nationally recognized overnight courier;

     (c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

     (d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 10.5):

If to the Company:	Fundify Services, LLC, c/o Fundify Accelevate CFV I, LLC 5900 Balcones Drive Suite 10888 Austin, Texas 78731 Email: investorrelations@fundify.com Attention: Josh Chodniewicz
If to the Manager:	Fundify Services, LLC 5900 Balcones Drive, Suite 10888 Austin, TX 78731 Email: investorrelations@fundify.com Attention: Josh Chodniewicz
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

10.6.   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Units are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

10.7.   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

10.8.   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

10.9.   Waivers; Amendment or Restatement.

(a)   Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

(b)   This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition of a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so affected unless (i) such approval is not required by Applicable Law or (ii) permitted by Regulation Crowdfunding.

(c)   Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this Section 10.9 even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

10.10.   Power of Attorney. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full power and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue to the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of the Units that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Crowdfunding Issuer, agreements to other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Crowdfunding Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

10.11. Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

10.12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

10.13. Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

10.14. No Third-Party Beneficiaries. Except as provided in Article VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

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14

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

Hightide Energy, Inc. DBA Accelevate Solutions

Signed by:

By: Charles Maury

0817479318B1425...

Name: **Charles Maury**
Title: CEO & CTO

MANAGER:

Fundify Services, LLC

DocuSigned by:

By: Josh Chodniewicz

39F931489C34422...

Name: Josh Chodniewicz
Title: Founder & Chief Executive Officer

*By executing this Agreement, the above-signed accepts its appointment as the initial Manager and acknowledges and agrees to its obligations under this Agreement, including to pay and advance all operating expenses and other costs and expenses of the Company as set forth in this Agreement, including as contemplated by Section 1.7.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date written below.

MEMBER:

By:

Name: _____

Address: _____

Email: _____

Capital Contribution:

Date: _____

EXHIBIT A

Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Exhibit A:

(a)   "Acquired Securities" means the Securities subscribed for by the Company in an Offering, and issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 1.4, together with any securities of the Crowdfunding Issuer issued upon any conversion or exchange thereof.

(b)   "Affiliate" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(c)   "Applicable Law" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(d)   "Capital Account" of a Member means the amount of the capital interest of a Member in the Company consisting of that Member's original Capital Contribution, as (i) increased by any additional Capital Contributions and by that Member's share of the Company Profits, and (ii) decreased by any distribution to that Member pursuant to Section 5.1 and by that Member's share of the Company's Losses.

(e)   "Certificate of Formation" means the certificate of formation filed with the Secretary of State on June 12, 2026, pursuant to the LLC Act.

(f)   "Code" means the Internal Revenue Code of 1986, as amended.

(g)   "Crowdfunding Issuer" means Accelevate Solutions, a Delaware corporation.

(h)   "Crowdfunding Issuer Action" means any vote, consent, approval, tender exchange offer, amendment, waiver, or other action submitted to holders of the Acquired Securities by the Crowdfunding Issuer, whether pursuant to the terms of the Acquired Securities, the Crowdfunding Issuer's constitutive documents, or Applicable Law.

(i)   "Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(j)   "Fiscal Year" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(k)   "Governmental Authority" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi- governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(l) "Lien" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(m) "LLC Act" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(n) "Loss" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

(o) "Manager" means, initially, Fundify Services LLC, a Delaware limited liability company, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(p) "Offering" means the securities offering conducted by the Company and the Crowdfunding Issuer pursuant to Regulation Crowdfunding, as further defined in Section 1.4.

(q) "Pass-Through Voting" means a structure pursuant to which each Member's vote, consent, approval, abstention, or direction attributable to such Member's Units is individually accounted for by the Crowdfunding Issuer as if such Member were a direct holder of the Acquired Securities.

(r) "Percentage Interests" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

(s) "Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(t) "Profit" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate for the Company's method of accounting and consistently applied.

(u) "Sale of the Crowdfunding Issuer" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Crowdfunding Issuer, taken as a whole, to an unaffiliated party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Crowdfunding Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Crowdfunding Issuer.

(v) "Secretary of State" means the Secretary of State where the Company filed its Certificate of Formation.

(w) "Securities" means the SAFEs (Simple Agreement for Future Equity) issued by the

EXHIBIT A

Crowdfunding Issuer.

(x)   "<u>Securities Act</u>" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(y)   "<u>State of Formation</u>" means the State of Delaware.

(z)   "<u>Transfer</u>" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Units or any interest (including a beneficial interest) therein. "<u>Transfer</u>" when used as a noun shall have a correlative meaning.

(aa)   "<u>Transferor</u>" and "<u>Transferee</u>" mean a Person who makes or receives a Transfer, respectively. Notwithstanding anything contained herein to the contrary, a Transferee and Transferor shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

(bb)   "<u>Treasury Regulations</u>" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

(cc)   "<u>Units</u>" shall be the units of capital securities of the Company and shall constitute the sole measure of each Member's ownership interest in the Company. Each Unit represents a membership interest in the Company and has the privileges, preferences, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has (a) the right to receive distributions (liquidating or otherwise), allocations of income, gain, loss, deduction, and credit, notices and information, and to vote, consent or participate in Member decisions as provided in this Agreement and the LLC Act, and all other rights, benefits, and privileges enjoyed by such Member under the LLC Act, the Certificate of Formation, this Agreement, or otherwise in its capacity as a Member, and (b) all obligations, duties, and liabilities imposed on such Member under the LLC Act, the Certificate of Formation, this Agreement, or otherwise in its capacity as a Member.

EXHIBIT A

SCHEDULE I
MEMBERS
SCHEDULE

Name / Entity Name	Capital Contribution	Units

SCHEDULE I